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                                                                   EXHIBIT 99.10


                          RIGHTS OFFERING TO HOLDERS OF
                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
                           AMERICAN DEPOSITARY SHARES

                                                            September [__], 2002

To Securities Dealers, Commercial Banks, Trust Companies and
      Other Nominees which are holders of American Depositary Shares of Chartered Semiconductor Manufacturing Ltd (CUSIP No. 16133R106)

      On behalf of Chartered Semiconductor Manufacturing Ltd ("Chartered"), in connection with the offering by Chartered (i) to holders of its ordinary shares of rights to subscribe for new ordinary shares (the "primary ordinary share rights"), as well as rights to apply to subscribe for additional new ordinary shares (the "secondary ordinary share rights") and (ii) to holders of its American Depositary Shares (the "ADSs") of rights to subscribe for new ADSs (the "primary ADS rights"), as well as rights to apply for additional new ordinary shares in the form of ADSs (the "secondary ADS rights" and together with the primary ADS rights, the "ADS rights"), you are being requested to contact clients for whom you hold ADSs registered in your name, or in the name of your nominee, to obtain instructions with respect to the exercise or sale of their ADS rights. Chartered has made arrangements with Citibank, N.A., as ADS rights agent, to make available the ADS rights to holders of ADSs as of 5:00 p.m. (New York City time) on September 17, 2002 (the "ADS record date") upon the terms set forth in the Prospectus Supplement, dated September 14, 2002, to the Prospectus, dated March 19, 2001 (collectively, the "Prospectus"). Citibank, N.A. has been appointed as the ADS rights agent by Chartered. Your prompt attention is requested, as the ADS subscription period expires at 5:00 p.m. (New York City time) on October 4, 2002 (the "ADS rights expiration date").

      Enclosed you will find copies of the Prospectus, a form letter you can send to your clients who are beneficial owners of ADSs registered in your name, or in the name of your nominee, and a form notice of guaranteed delivery. Chartered requests that you send the Prospectus, along with the client letter and a notice of guaranteed delivery, to your clients who own ADSs as of the ADS record date.

      The CUSIP No. for Chartered's ADSs is 16133R106, which are quoted on NASDAQ under the symbol "CHRT". The CUSIP No. for the ADS rights is 16133R114 which will be quoted on NASDAQ under the symbol "CHRTR". The Depository Trust Company will be credited with the ADS rights on or about September 20, 2002.

ADS RIGHTS NOT EXERCISED OR SOLD PRIOR TO 5:00 P.M. (NEW YORK CITY TIME) ON OCTOBER 4, 2002 WILL BECOME VOID AND WILL HAVE NO FURTHER VALUE.

For a complete description of the terms and conditions of the offering and the procedures for exercise or sale of ADS rights, please refer to the enclosed Prospectus.

                             EXERCISE OF ADS RIGHTS

      Holders of ADSs will receive eight (8) primary ADS rights for every ten
(10) ADSs s/he held as of the ADS record date. One (1) primary ADS right will entitle the holder of such ADS right to purchase one (1) new ADS. To validly subscribe for new ADSs, holders of ADSs will need to tender to the ADS rights agent US$ 6.00 for each new ADS s/he wishes to subscribe, which is 105% of the U.S. dollar equivalent of S$ 10.00 on August 30, 2002, in order to account for possible exchange rate fluctuation. The definitive ADS subscription price will be the U.S. dollar equivalent of the ordinary shares subscription price of S$ 1.00, multiplied by ten (10), based on the noon buying rate in New York for cable transfers in Singapore dollars (as certified for customs purposes by the Federal Reserve Bank of New York) on October 7, 2002 (the "definitive ADS subscription price"). If the amount paid to subscribe each new ADS is more than the definitive ADS subscription price, the ADS rights agent will refund such aggregate excess in U.S. dollars without interest. If the amount paid to subscribe each new ADS is less than the definitive ADS subscription price, the ADS rights agent will pay the


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amount of the deficiency to Chartered, and holders exercising their ADS rights will need to reimburse to the ADS rights agent for such deficiency, including interest and expenses, prior to receiving any new ADSs. Please refer to the Prospectus for a description of the actions to be taken if the amount paid to subscribe each new ADS is insufficient to cover, or exceeds, the definitive ADS subscription price.

      In the event that any ordinary shares are not subscribed for pursuant to the exercise of primary ADS rights or primary ordinary share rights and if a holder of ADS rights has exercised all of his/her primary ADS rights, s/he will have the opportunity apply to subscribe for additional new ordinary shares in the form of ADSs by specifying an additional number of ADSs s/he would like to be allocated. If the aggregate number of additional new ordinary shares available for subscription pursuant to the secondary ADS rights and secondary ordinary share rights equals or exceeds the aggregate number of additional new ordinary shares applied to be subscribed for pursuant to the exercise of secondary ADS rights and secondary ordinary share rights, subscribing holders of ADSs will receive the number of additional new ordinary shares in the form of ADSs indicated in their respective applications. If the aggregate number of additional new ordinary shares available for subscription is less than the aggregate number of additional new ordinary shares applied to be subscribed for pursuant to the exercise of secondary ADS rights and secondary ordinary share rights, holders of ADSs who have applied to subscribe for new ordinary shares pursuant to the exercise of secondary ADS rights will be allocated additional new ordinary shares in the form of ADSs in accordance with the customary practice in Singapore.

      If a holder of ADS rights wishes to exercise his/her secondary ADS rights, s/he must indicate the additional number of ADSs s/he wishes to apply to subscribe for on a properly completed ADS rights certificate and make full payment for each additional ADS for which s/he applies to subscribe in accordance with the payment provisions described above. In the event that an ADS holder is allocated less than the number of additional new ADSs that s/he applies to subscribe for, the ADS rights agent will return any excess funds not applied to the subscription of additional new ADSs as soon as practicable after such allocation, net of amounts otherwise owed to the ADS rights agent in connection with the offering. A subscription for additional new ordinary shares in the form of ADSs must be received prior to the ADS rights expiration date. The exercise of secondary ADS rights to apply to subscribe for additional new ordinary shares in the form of ADSs is irrevocable and may not be cancelled or modified.

      If a holder of ADS rights wishes to exercise his/her ADS rights but (i) the certificates evidencing his/her ADS rights (the "ADS rights certificates") are not immediately available, or (ii) time will not permit required documents to reach the ADS rights agent prior to the ADS rights expiration date, s/he must cause to be delivered to the ADS rights agent prior to the ADS rights expiration date payment in full of the amount required to be paid for subscription for the new ADSs, together with a properly completed and signed Notice of Guaranteed Delivery, or a form substantially equivalent thereto, guaranteeing the timely delivery to the ADS rights agent of the properly completed and signed ADS rights certificate(s) evidencing such ADS rights.

      If an exercising holder of ADS rights fails to deliver a properly completed and signed ADS rights certificate before 5:00 p.m. (New York City time) on October 9, 2002 pursuant to the guaranteed delivery, the ADS rights agent may sell the new ADSs issued in connection with the failed guarantee and will return to such holder only the lesser of the amount paid or the net proceeds of such sale, in each case net of applicable fees (including depositary fees of up to US$ 0.05 per ADS sold) and expenses incurred in connection with the failed guarantee. If the proceeds of the sale of the new ADSs exceed the amount payable to you, the ADS rights agent will be entitled to retain the excess proceeds.

            EXCHANGE OF ADS RIGHTS FOR PRIMARY ORDINARY SHARE RIGHTS

      ADS rights may be converted only into primary ordinary share rights. Upon an ADS rights holder's exchange of his/her ADS rights into primary ordinary share rights, such holder's corresponding secondary ADS rights will lapse. For assistance in effecting a conversion, an ADS rights holder should contact a bank, broker or other professional advisor. Conversions may take up to three business days to complete. If an ADS rights holder intends on effecting a conversion such holder should initiate the conversion process in ample time to ensure that the


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conversion is completed before the expiration of the ordinary share rights trading period, the ADS subscription period or the ordinary share subscription period, as applicable.

      In order to convert an ADS right into a primary ordinary share right prior to the expiration of trading of the ordinary share rights on the Singapore Exchange, the ADS depositary must receive an ADS rights holder's request for conversion by 5:00 p.m. (New York City time) on September 30, 2002. The trading of ordinary share rights on the Singapore Exchange ends at 5:00 p.m. (Singapore time) on October 1, 2002 and the ordinary share subscription period expires at 4:45 p.m. (9:30 p.m. for electronic applications) (Singapore time) on October 7, 2002. The transaction costs, if any, incurred in effecting conversions are the responsibility of the converting ADS rights holder.

                              EXERCISE THROUGH DTC

      ADS rights received through DTC must be exercised through the applicable DTC system. Payment for new ADSs subscribed must be received by the ADS rights agent via DTC prior to the expiration of the ADS subscription period. Any exercise of primary ADS rights or subscription for additional new ADSs is irrevocable and may not be cancelled or modified.

                             UNEXERCISED ADS RIGHTS

      If ADS rights are not sold or exercised prior to the ADS rights expiration date, such ADS rights will become void and will have no further value.

                               SALE OF ADS RIGHTS

      The ADS rights agent will charge an ADS rights holder customary fees and expenses (including depositary fees of up to US$ 0.02 per ADS right sold) for selling ADS rights. The ADS rights will be quoted on NASDAQ. If you or your customers wish to sell any ADS rights, you may instruct Citibank, N.A., in its capacity as ADS rights agent, to sell any such ADS rights by delivering the ADS rights via DTC to the ADS rights agent for such purpose at any time prior to 5:00 p.m. (New York City time) on October 2, 2002. The proceeds of any ADS rights sold (after deduction of all applicable depositary fees of up to US$0.02 per ADS right sold, taxes and expenses) will be sent to the holder of such ADS rights after the expiration of the ADS rights subscription period. The net sale proceeds for ADS rights will be calculated on the basis of the net weighted average of all sales of ADS rights by the ADS rights agent during the ADS subscription period. Neither Chartered nor the ADS rights agent can guarantee the ability of the ADS rights agent to effectuate any such sale or the price at which the ADS rights will be sold.

      Questions regarding the issuance of the ADS rights and the offer to subscribe for ADSs should be directed to the bank and broker helpline at +1
(212) 440-9800. Copies of the Prospectus may be requested from the bank and broker helpline. The Prospectus may only be delivered in compliance with the securities laws of the jurisdiction into which it is delivered.

                    OFFERS AND SALES IN CERTAIN JURISDICTIONS

       Chartered will not distribute any ordinary share rights to any person registered as a holder of ordinary shares in its registers of ordinary shareholders if such person does not have an address for the service of notices and other documents in Singapore, the United States or such other jurisdiction (if any) as it may announce on or prior to September 18, 2002, the ordinary share books closure date. In addition, a person who does not have an address for the service of notices and other documents in Singapore, the United States or such other announced jurisdiction (if any) may not validly subscribe for and will not receive any new ordinary shares by exercising any ordinary share rights. Such persons may subscribe for or purchase new ordinary shares through a nominee in Singapore, the United States or such other announced jurisdiction (if any), in accordance with the following:


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       UNITED KINGDOM

       Offers and sales of rights, and deliveries of ordinary shares or ADSs upon exercise of rights, in connection with this offering may be made in the United Kingdom in accordance with applicable securities laws only to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended) and otherwise in compliance with all applicable provisions of the Financial Services and Markets Act 2000.

       HONG KONG

       Offers and sales of rights, and deliveries of ordinary shares or ADSs upon exercise of rights, in connection with this offering may be made in Hong Kong in accordance with applicable securities laws only to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong.

       THE NETHERLANDS

       Offers and sales of rights, and deliveries of ordinary shares or ADSs upon exercise of rights, in connection with this offering may be made, directly or indirectly, only to banks, pension funds, insurance companies, securities firms, investment institutions, central governments, large international and supranational institutions and other comparable entities, including, inter alia, treasuries and finance companies of large enterprises, which trade or invest in securities in the course of profession or trade.

       OTHER JURISDICTIONS

       The distribution of the prospectus and the offer of the rights, ordinary shares and ADSs may be restricted by law in certain jurisdictions, and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions. No rights, ordinary shares or ADSs may be allocated, offered for sale or purchase, or be sold or delivered in any jurisdiction where to do so would violate any securities laws or regulations in any such jurisdiction or give rise to an obligation to obtain any consent, approval or permission, or to make any application, filing or registration, other than as described above. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

       AUSTRALIA, CANADA, CHINA AND JAPAN

       Due to restrictions under the securities laws of Australia, Canada, China and Japan, persons who are residents of these jurisdictions shall not be permitted to acquire rights, ordinary shares or ADSs, and Chartered will not transfer, sell or deliver rights, ordinary shares or ADSs to such persons.

      Your prompt attention is requested as the ADS subscription period expires at 5:00 p.m. (New York City time) on October 4, 2002.


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